SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7
                                    --------
                             ASM International N.V.
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[X]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  4,273,836
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  4,273,836
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  4,273,836
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)         [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.0%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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




                   Amendment No. 7 to Schedule 13D relating to
                             ASM International N.V.

INTRODUCTION:

         Mellon HBV Alternative Strategies LLC (the "Reporting Person" or "MHBV"), is filing this Amendment No. 7 to Schedule 13D relating to ASM International N.V. (the "Issuer" or "ASMI") to disclose a letter sent to ASMI's management, attached hereto as EXHIBIT 99.1, (i) detailing its view of management's proposal relating to amendments to the Company's Articles of Association that fall short of the Issuer's commitment to bring its Articles of Association in line with Corporate Governance Standards set out in the Tabaksblat Code and (ii) reaffirming the Reporting Person's previously disclosed position supporting the upcoming vote on the non-binding motion for a split of the Issuer's front-end and back-end operations. Following discussions with MHBV, ASMI has agreed to put the motion on the agenda for their Extraordinary General Meeting scheduled for November 27, 2006. Although not soliciting proxies, the Reporting Person will seek shareholder support for its positions.

ITEM 4.  PURPOSE OF TRANSACTION

         The discussion under the heading Introduction above is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 30, 2006, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 3,914,136 shares of the Issuer's Common Stock and options to purchase an additional 359,700 shares of the Issuer's Common Stock (collectively, the "Shares"), representing approximately 8.0% of the outstanding Common Stock (based on 53,489,824 shares outstanding as of October 10, 2006, as reported by the Issuer in its Proxy Statement dated October 18, 2006 for the Extraordinary General Meeting of November 27, 2006).

         (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the period since the Reporting Person's most recent filing on Schedule 13D, dated October 16, 2006, relating to the Issuer.


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




-------------------------------------------------------------------------------------------------
TRADE DATE         ACTION             QUANTITY           PRICE              CURRENCY*
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
10/17/06           SELL               5,000              14.53              EURO
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-------------------------------------------------------------------------------------------------
10/23/06           SELL               3,500              14.20              EURO
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_____________________________
*    As of the date hereof, the conversion rate is 1EUR = 1.2730 US Dollars. (SOURCE:  WALL STREET JOURNAL)


         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer


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